Exhibit (99.8)

HIGHLIGHTS

Today, the government is releasing its fall update on the economy and public finances. Since the 2009-2010 Budget was tabled last March, Québec’s economy has continued to lose ground and has had to deal with a deeper global economic recession than anticipated. Nonetheless, the situation began to stabilize during the summer and the economy is showing signs of recovery. Most experts expect a gradual return to growth late this year and in 2010.

Supported by the two-year $15.5-billion economic action plan the government has implemented, Québec’s economy has not suffered as much from the recession as its major trading partners, either in economic or financial terms.

Moreover, as indicated in the budget, Québec’s financial situation will suffer from the repercussions of the recession. While the government will be adjusting its revenue downward, it will have to deal with the additional cost of the vigorous measures taken to support employment and maintain funding for public services. The anticipated deficits for this year and next will thus be higher than forecast, though proportionally lower than elsewhere. Accordingly, for 2009-2010, compared to the last budget:

•                      Québec now estimates its budget deficit at $4.7 billion, an increase of $749 million;

•                      Ontario is forecasting a deficit of $24.7 billion, an increase of $10.6 billion;

•                      the federal government has revised its deficit upward by $22.5 billion, to $55.9 billion.

CHART 1

Adjusted budgetary balance for 2009-2010

(billions of dollars)

Sources:                          2009-2010 Budget Plan and fiscal update of the respective jurisdictions.

•                     Deficit raised to $4.7 billion in 2009-2010

For 2009-2010, chiefly because of the additional impact of the global economic recession, the deficit is revised upward by $749 million since the budget of last March, of which more than $500 million is attributable to own-source revenue.

TABLE 1

Summary of budgetary transactions in 2009-2010P

(millions of dollars)

	March 2009 budget	Adjustments	Fall 2009	% difference
BUDGETARY TRANSACTIONS
Own-source revenue	47 371	– 502	46 869	– 1.1
Federal transfers	14 841	315	15 156	2.1
Total budgetary revenue	62 212	– 187	62 025	– 0.3
Program spending	– 59 989	– 150	– 60 139	0.3
Debt service	– 6 104	– 50	– 6 154	0.8
Total budgetary expenditure	– 66 093	– 200	– 66 293	0.3
Net results of consolidated entities	355	– 200	155
Provision for revenue shortfalls	—	– 300	– 300
DEFICIT	– 3 526	– 887	– 4 413
BALANCED BUDGET ACT
Deposit of dedicated revenues in the Generations Fund	– 715	—	– 715
Stabilization reserve	295	138	433
BUDGETARY BALANCE FOR THE PURPOSES OF THE BALANCED BUDGET ACT	– 3 946	– 749	– 4 695
As a % of GDP	– 1.3	– 0.3	– 1.6

P:        Projections.

However, the adjustments to the financial framework will not prevent Québec, once the recovery is well under way, from implementing the plan to return to balanced budgets by 2013-2014, announced in the last budget.

The tabling of this economic and financial update is also the starting point for an expanded pre-budget consultation that will enable the public to participate in choosing the avenues to be considered for returning to balanced budgets by 2013-2014, in accordance with the legislation amending the Balanced Budget Act and various legislative provisions concerning the implementation of the accounting reform.

Deterioration in the economic outlook since the
2009-2010 Budget

•                      A more significant decline in real GDP in 2009 than expected

Québec’s economic situation deteriorated quickly in the winter of 2009 because global trade fell more substantially than anticipated. In particular, the contraction in American demand for foreign goods was more severe than forecast.

Over the past year, most major advanced economies experienced the worst recession since the Great Depression. In Québec, as in Canada, the economic contraction was not as deep as in prior recessions, when real GDP declined by 3.6% in 1982 and 2.7% in 1991.

The economic situation stabilized in the summer of 2009, leading to the expectation that economic growth will return in the fall of 2009 in Québec, Canada, the United States and many European countries.

With an expected decline in real GDP in Québec of 1.5% in 2009, the current recession will be more severe than anticipated, since an economic contraction of 1.2% had been forecast in the budget.

Québec has been better able to resist international turmoil because of the measures taken by the government, the good performance of the housing market and the importance of the aerospace industry, which fared better than the automobile industry.

TABLE 2

Outlook for economic growth
(Real GDP, percentage change)

	2008	2009	2010
Québec	1.0	- 1.5	1.7
Canada	0.4	- 2.3	2.0
United States	0.4	- 2.6	2.0

Sources:	IHS Global Insight, Statistics Canada and ministère des Finances du Québec.

•       Nonetheless, recovery is at hand

Québec’s economy should return to positive, though moderate, growth in the fall of 2009. In 2010, real GDP growth should average 1.7%. The recovery in personal spending and non-residential investment, combined with the recovery under way in the United States and the rest of the world, should support economic growth in Québec over the coming quarters.

Furthermore, after gaining 2.2% in 2008, nominal GDP, on which growth in government revenue depends, will decline by 0.6% in 2009. Next year, the economic recovery and firmer commodity prices will result in a rise of 3.8% in Québec’s nominal GDP. On a cumulative basis, from 2008 to 2010, nominal GDP growth will be adjusted downward by 0.8 percentage point since the budget.

Government economic support actions

Since the fall of 2008, the government has acted a number of times to support the economy. In the 2009-2010 Budget, it announced the implementation of the Plan to support jobs and prepare for economic recovery.

As part of the fall 2009 economic and financial update, the government is announcing that the envelope of the Renfort will be increased from $1.2 billion to $2 billion.

Accordingly, the action plan will help inject, in 2009 and 2010, $15.5 billion in Québec’s economy, i.e. 5.0% of GDP, including:

•                      $5.8 billion for businesses;

•                      $1.4 billion for individuals;

•                      $8.2 billion to improve infrastructures.

In the interests of transparency, the government is providing an update on:

•                      the progress made in implementing the measures of the plan;

•                      the initial results obtained;

•                      the expected impact based on the most recent information available.

In short, the initial results obtained enable us to state that the Plan to support jobs and prepare for economic recovery will have a significant impact in 2009 and 2010.

•                      More than $8.2 billion has been committed for 2009, i.e. 102.2% of the amounts stipulated last March.

•                      Roughly $7.3 billion will be injected into the economy in 2010, for a total of $15.5 billion over two years.

TABLE 3

The government’s action plan: cash resources injected into Québec’s economy in 2009 and 2010 — Fall 2009

	2009
	Commitment announced in the 2009-2010 Budget ($ million)	Revised commitment[1] ($ million)	Proportion of funds committed (%)	Forecast amount in 2010 ($ million)	Total over two years ($ million)
1. Additional immediate actions to support businesses and workers	2 302	2 757	119.7	1 930	4 686
2. Invest in public infrastructure	4 488	4 483	99.9	3 593	8 076
3. Support households, especially families and seniors	368	360	98.0	483	844
4. Stimulate investment by reducing the corporate tax burden	330	330	100.0	729	1 059
5. Prepare Québec for economic recovery	569	300	52.8	521	822
TOTAL	8 057	8 230	102.2	7 257	15 487

Note: Figures have been rounded off, so they may not add up to the total indicated.

1      Amounts incurred by the government to support businesses and workers in 2009.

The government’s rapid response has enabled Québec to resist the repercussions of the economic and financial crisis better than many other jurisdictions in Canada and North America. Today, we can provide a status report for the five major areas of intervention.

1)             Actions to support businesses and workers

•                  The measures to increase cash resources and capitalization of businesses have helped mitigate the effects of the economic situation and tighter credit conditions. For example, the Renfort program, with an envelope of $2.0 billion including the increase of $800 million announced in the current update, has been very successful.

•      The Employment Pact Plus, stipulating additional investments of $518 million, has helped a large number of workers to upgrade their skills. In just a few months, the Employment Pact Plus has contributed to keeping 21 186 workers employed with the program to support enterprises that risk being affected by the economic slowdown. In addition, Emploi-Québec has helped 420 937 unemployed persons under the array of measures and services offered to individuals.

•                  The refundable tax credit for home renovation provides tax relief of $250 million for roughly 170 000 households (average of $1 470 per household). It should help support $3 billion in renovation work, helping to maintain the jobs of 25 000 workers in the construction industry and creating 2 000 additional jobs in this sector. According to data compiled by the Institut de la statistique du Québec, over the first two quarters of 2009, home renovation spending in Québec rose 14.7% compared to the same period last year.

•                  The measures to limit the impact of the financial crisis on supplemental pension plans apply for a period of three years as of December 31, 2008. They will be applied shortly since the National Assembly has passed legislation to amend the Supplemental Pension Plans Act and other legislative provisions and the government has released, for discussion, the draft regulation stipulating the terms of application of the new funding measures for private plans.

•                  The improvements to tax assistance for the cultural sector will help support almost 400 businesses with film shooting activities in Québec (local and foreign productions) and 100 Québec businesses producing shows and sound recordings.

•                  The additional efforts in the forest sector will help support 2 000 jobs in 2009 in regions severely affected by the forestry crisis and ensure the production of 85 millions seedlings for coming seasons.

2)             Invest in public infrastructure

•                  The $7.9-billion acceleration of infrastructure investments is contributing to support the economy not only in the short term, but also in the long run by leaving future generations more functional hospitals, roads in better condition, more welcoming schools and municipal infrastructures that are once again up to standard.

3)             Support households, especially families and seniors

•                  The measures to support income and protect the purchasing power of households, like for example the rise in the minimum wage, the rise in the indexing rate of the personal income tax system and full indexing of last-resort assistance benefits for 2009, are benefiting a large number of households.

•      Investments of $370 million in social and community housing have notably brought the community housing construction objective to 27 000 under the AccèsLogis Québec and Affordable Housing Québec programs. The Société d’habitation du Québec expects that most of these dwellings will be delivered and ready for occupancy towards the end of 2011. Accordingly, to support these investments, the Société d’habitation du Québec recently signed two agreements with Canada Mortgage and Housing Corporation.

4)             Stimulate investment by reducing the corporate tax burden

•                  The elimination of the tax on capital will reduce the corporate tax burden by $299 million in 2009 and $673 million in 2010, i.e. nearly $1 billion in two years.

5)             Prepare Québec for economic recovery

•                  The $825-million Teralys Capital fund has been created. The Québec government has engaged a contribution of $200 million to start financing activities. Support from partners will total $625 million over the coming years.

•                  Work to improve airport infrastructures in northern Québec began this summer in Puvirnituq. In addition, studies on the preliminary route of the Otish Mountains road are under way. Investments of $347 million are planned over the next five years for the development of northern Québec.

•                  Work to modernize public dams is under way in many regions of Québec, in particular the Capitale-Nationale, Mauricie, Laurentides and Saguenay—Lac-Saint-Jean regions. This work represents investments of $22 million in 2009-2010.

Rise in forecast deficits for 2009-2010 and 2010-2011

•                 Real results for 2008-2009

The real results of the public accounts for 2008-2009 show a deficit of $1.3 billion. Nonetheless, as stipulated in the budget last March, for the purposes of the Balanced Budget Act the budget is balanced by drawing from the stabilization reserve accumulated since 2006-2007.

•                  In addition, deposits to the Generations Fund were maintained at $587 million.

•    Budget deficits of $4.7 billion in 2009-2010 and 2010-2011

Budget deficits of $4.7 billion are now forecast for 2009-2010 and 2010-2011.

•                  Moreover, in the interests of prudence, the 2009-2010 deficit includes a $300-million provision to deal with possible additional revenue shortfalls.

TABLE 4

Summary of adjusted budgetary transactions — Fall 2009

(millions of dollars)

	2008-2009	2009-2010P	2010-2011P
BUDGETARY TRANSACTIONS
Budgetary revenue	62 916	62 025	63 585
Budgetary expenditure	– 65 054	– 66 293	– 68 813
Net results of consolidated entities	880	155	369
Provision for revenue shortfalls	—	– 300	—
Plan to return to balanced budgets			1 065
DEFICIT	– 1 258	– 4 413	– 3 794
BALANCED BUDGET ACT
Deposit of dedicated revenues in the Generations Fund	– 587	– 715	– 881
Stabilization reserve	1 845	433	—
BUDGETARY BALANCE FOR THE PURPOSES OF THE BALANCED BUDGET ACT	0	– 4 695	– 4 675
As a % of GDP	—	– 1.6	– 1.5

P:    Projection.

•    Rise in forecast deficits of $749 million in 2009-2010 and $915 million in 2010-2011

Compared to the 2009-2010 Budget, the upward adjustments to the deficits for the next two years, resulting from the deeper global economic recession than anticipated, are essentially attributable to the following factors:

2009-2010

•                  weaker outlook for economic growth than anticipated, resulting in $475 million less in taxes;

•                  an increase in program spending of $150 million to finance the increase in the Renfort program’s envelope;

•                  a $50-million rise in debt service;

•                  a $300-million provision for possible revenue shortfalls;

2010-2011

•                  the recurring impact of the economic adjustment, resulting in a decline in tax revenue of $225 million;

•                  a negative adjustment of $300 million to forecast earnings in Hydro-Québec’s strategic plan as of 2010-2011, attributable in particular to the poorer-than-expected outlook for prices on export markets, lower prices for aluminum and the appreciation of the Canadian dollar;

•                  a downward adjustment of $225 million to forecast revenue under the equalization program;

•                  an increase in program spending of $170 million essentially attributable to the recurrence of the rise in 2009-2010;

•                  a $118-million rise in debt service resulting in particular from higher deficits than forecast.

TABLE 5

Adjustments since the 2009-2010 Budget

(millions of dollars)

	2009-2010	2010-2011
BUDGETARY BALANCE IN THE 2009-2010 BUDGET	– 3 946	– 3 760
Adjustments
Taxes	– 475	– 225
Hydro-Québec		– 300
Equalization		– 225
Program spending	– 150	– 170
Debt service	– 50	– 118
Subtotal	– 675	– 1 038
Provision for revenue shortfalls	– 300	—
Stabilization reserve	138	—
Other factors	88	123
Total adjustments	– 749	– 915
BUDGETARY BALANCE FOR THE PURPOSES OF THE BALANCED BUDGET ACT	– 4 695	– 4 675
As a % of GDP	– 1.6	– 1.5

•    Impact of economic support measures on program spending

The government’s budgetary expenditure is adjusted upward by $150 million in 2009-2010 and by $170 million in 2010-2011, for a total of $320 million. This amount essentially will fund the increase from $1.2 billion to $2 billion in the envelope of the Renfort program, which has been more successful than anticipated and is helping support the economy and employment.

•    $300-million provision for revenue shortfalls in 2009-2010

Moreover, the financial position of all governments has changed rapidly over the past year. To better guard against such a risk, the financial framework, in 2009-2010, includes a $300-million provision for revenue shortfalls.

TABLE 10

Economic outlook in Québec

(percentage change, unless otherwise indicated)

	2008	2009	2010
PRODUCTION
Real gross domestic product	1.0	– 1.5	1.7
– 2009-2010 Budget	0.8	– 1.2	1.9
Gross domestic product	2.2	– 0.6	3.8
– 2009-2010 Budget	2.4	– 0.1	3.9
COMPONENTS OF GDP (in real terms)
Consumption	3.2	0.4	2.1
– 2009-2010 Budget	3.8	1.2	2.2
Non-residential investments	0.8	– 15.3	6.6
– 2009-2010 Budget	2.6	– 8.4	6.4
International exports	– 3.6	– 13.8	5.0
– 2009-2010 Budget	– 3.4	– 8.3	2.3
International imports	2.6	– 12.2	7.4
– 2009-2010 Budget	1.7	– 2.3	4.1
OTHER ECONOMIC INDICATORS
Nominal consumption	4.7	1.0	3.6
– 2009-2010 Budget	5.1	1.6	3.9
Construction starts (in thousands of units)	47.9	42.6	40.6
– 2009-2010 Budget	47.9	38.8	37.3
Personal income	3.4	0.7	2.8
– 2009-2010 Budget	3.5	1.1	2.6
Corporate profits	0.5	– 22.2	13.1
– 2009-2010 Budget	4.4	– 15.3	9.7
Consumer prices	2.1	0.7	2.3
– 2009-2010 Budget	2.1	0.4	2.0
LABOUR MARKET
Job creation (in thousands of units)	30.0	– 42.5	9.5
– 2009-2010 Budget	30.0	– 62.9	29.5
Unemployment rate (%)	7.2	8.7	9.3
– 2009-2010 Budget	7.2	8.9	9.1

TABLE 2

Canadian financial markets

(percentage rate)

	2008	2009	2010
Overnight target rate	3.0	0.4	0.5
– 2009-2010 Budget	3.0	0.6	1.0
Treasury bills – 3 months	2.4	0.4	0.6
– 2009-2010 Budget	2.4	0.6	1.2
Bonds – 10 years	3.6	3.3	3.8
– 2009-2010 Budget	3.6	2.9	3.7

Sources: Statistics Canada and ministère des Finances du Québec.

PART THREE:

THE GOVERNMENT’S FINANCIAL POSITION

3.              THE GOVERNMENT’S FINANCIAL POSITION

3.1                     Higher deficits in 2009-2010 and 2010-2011

The Update on Québec’s Economic and Financial Situation mainly shows information on the government’s revenue to date, the expected adjustment to expenditure, in particular, debt service and the financial situation of organizations.

☐           The budget remains balanced in 2008-2009

The real results show that the budget was balanced in 2008-2009, by drawing on the stabilization reserve.

☐           2009-2010: an additional shortfall of $749 million

For 2009-2010, negative adjustments of $749 million will raise the deficit to $4.7 billion. This result is attributable to:

•                  a more severe economic slowdown resulting in a downward adjustment to own-source revenue of $475 million excluding government enterprises;

•                  a decline in revenue from government enterprises of $27 million;

•                  an increase in program spending of $150 million to fund the rise in the Renfort program’s envelope;

•                  a $50-million rise in debt service;

•                  an upward adjustment to forecast deficits of consolidated entities of $200 million;

•                  a $300-million provision for revenue shortfalls.

These deteriorations are partially offset by:

•                  positive adjustments to federal transfers of $315 million;

•                  additional drawings from the stabilization reserve of $138 million.

☐           2010-2011: a $915-million increase in the deficit

For 2010-2011, the budget deficit is $4.7 billion, an increase of $915 million as a result of:

•                  a negative adjustment of $225 million to own-source revenue excluding government enterprises, arising from the less favourable economic outlook;

•                  a drop in revenue from government enterprises of $283 million, mainly due to a $300-million adjustment to Hydro-Québec’s forecast net earnings, as announced in the new strategic plan released July 30, 2009;

•                  an increase in program spending of $170 million including $150 million for the increase in the Renfort program’s envelope;

•                  a $194-million decline in profits from consolidated entities including, among others, La Financière agricole du Québec;

•                  a $118-million rise in debt service resulting in particular from higher deficits than forecast.

These adjustments are mitigated by:

•                  a $76-million increase in revenues from federal transfers, despite a decline in equalization revenue of $225 million.

TABLE 26

Summary of adjustments to the budgetary balance since the 2009-2010 Budget

(millions of dollars)

	2009-2010P			2010-2011P
	2009-2010 Budget	Adjustments	Fall 2009	2009-2010 Budget	Adjustments	Fall 2009
BUDGETARY TRANSACTIONS
Own-source revenue excluding government enterprises
- Personal income tax and Health Services Fund	23 800	- 450	23 350	25 064	- 500	24 564
- Consumption taxes	13 184	100	13 284	13 569	200	13 769
- Corporate taxes	3 266	- 125	3 141	3 268	75	3 343
- Other	2 362	—	2 362	2 413	—	2 413
	42 612	- 475	42 137	44 314	- 225	44 089
Government enterprises
- Hydro-Québec	2 700	—	2 700	2 700	- 300	2 400
- Other	2 059	- 27	2 032	2 113	17	2 130
	4 759	- 27	4 732	4 813	- 283	4 530
Federal transfers
- Equalization	8 355	—	8 355	8 469	- 225	8 244
- Other	6 486	315	6 801	6 421	301	6 722
	14 841	315	15 156	14 890	76	14 966
Total budgetary revenue	62 212	- 187	62 025	64 017	- 432	63 585
Program spending	- 59 989	- 150	- 60 139	- 61 879	- 170	- 62 049
Debt service	- 6 104	- 50	- 6 154	- 6 646	- 118	- 6 764
Total budgetary expenditure	- 66 093	- 200	- 66 293	- 68 525	- 288	- 68 813
Net results of consolidated entities	355	- 200	155	563	- 194	369
Provision for revenue shortfalls	—	- 300	- 300
Plan to return to balanced budgets				1 065	—	1 065
DEFICIT	- 3 526	- 887	- 4 413	- 2 880	- 914	- 3 794
BALANCED BUDGET ACT
Deposit of dedicated revenues in the Generations Fund	- 715	—	- 715	- 880	- 1	- 881
Stabilization reserve	295	138	433	—	—	—
BUDGETARY BALANCE FOR THE PURPOSES OF THE BALANCED BUDGET ACT	- 3 946	- 749	- 4 695	- 3 760	- 915	- 4 675
As a % of GDP	- 1.3	- 0.3	- 1.6	- 1.2	- 0.3	- 1.5

Note: In the case of adjustments, a negative sign means a decline in revenue or a rise in expenditure.

P:        Projections.

3.2                     RESULTS for 2008-2009: the budget remains balanced

Compared to the situation forecast in the budget last March 19, the results released in the 2008-2009 Public Accounts show that for the purposes of the Balanced Budget Act, the budget was balanced taking the stabilization reserve into account.

Budgetary revenue was higher by $437 million. The main reason for the increase was revenue from government enterprises, including $235 million for Hydro-Québec. Own-source revenue, excluding government enterprises, and federal transfers were also adjusted upward by $59 million and $99 million respectively.

Moreover, program spending was $1 150 million higher than forecast in the last budget. This rise is attributable to:

•                  the payment of $200 million to fund the trust to keep the Université du Québec à Montréal (UQAM) protected from the financial consequences of the Îlot Voyageur once the project is restructured to the government’s satisfaction. In addition, there is the payment to UQAM of a conditional grant of $65 million for the years 2005-2006 to 2007-2008. It should be noted that these expenditure adjustments do not increase the deficit. These amounts are included in the budgetary balance of the consolidated entities;

•                  the recognition of $637 million of expenditure relating, on the one hand, to the rise in certain accounting provisions such as the $334-million provision for doubtful accounts and the $208-million provision for losses on guaranteed financial interventions and, on the other hand, to the harmonization of the accounting standards relating to fixed assets of establishments of the health and social services and the education networks with those of the government, for an increase of $95 million;

•                  additional spending of $248 million incurred, among others, to raise the envelope of the ministère de la Santé et des Services sociaux by $88 million to cover all the additional costs of health programs and by $50 million to maintain and improve infrastructures of the ministère des Transports.

The debt service of the Consolidated Revenue Fund for 2008-2009 is $85 million less than forecast in the budget last March. This improvement is chiefly attributable to the fact that the value of the Canadian dollar is higher than was forecast at the end of 2008-2009 and the revenues of the Sinking Fund for borrowings were higher than expected.

The results of consolidated entities improved by $675 million compared to the March 2009 forecasts. This improvement is attributable, among other things, to the creation of a $200-million trust to protect UQAM from the financial consequences of the Îlot Voyageur project. In addition, the improvement in consolidated entities stems from delays in 2009-2010 in the implementation of certain projects initially planned for 2008-2009. In this regard, mention should be made of certain municipal infrastructure projects financed by the Société de financement des infrastructures locales du Québec and those stipulated in the Green Fund’s action plan on climate change.

TABLE 27

Adjustments to the budgetary balance for 2008-2009

(millions of dollars)

	2008-2009
	2009-2010 Budget	Adjustments	Real results
BUDGETARY TRANSACTIONS
Own-source revenue excluding government enterprises	43 821	59	43 880
Government enterprises	4 734	279	5 013
Federal transfers	13 924	99	14 023
Total budgetary revenue	62 479	437	62 916
Program spending	- 57 400	- 1 150	- 58 550
Debt service	- 6 589	85	- 6 504
Total budgetary expenditure	- 63 989	- 1 065	- 65 054
Net results of consolidated entities	205	675	880
DEFICIT	- 1 305	47	- 1 258
BALANCED BUDGET ACT
Deposit of dedicated revenues in the Generations Fund	- 569	- 18	- 587
Stabilization reserve	1 874	- 29	1 845
BUDGETARY BALANCE FOR THE PURPOSES OF THE BALANCED BUDGET ACT	0	0	0

3.3                     Detailed adjustments in 2009-2010 and 2010-2011

3.3.1           Revenue adjustments

Budgetary revenue is adjusted downward by $187 million in 2009-2010 and $432 million in 2010-2011.

TABLE 28

Adjustments to budgetary revenue since the 2009-2010 Budget

(millions of dollars)

	2009-2010P	2010-2011P
Adjustments to taxes
Personal income tax and Health Services Fund	– 450	– 500
Consumption taxes	100	200
Corporate taxes	– 125	75
Total adjustments to taxes	– 475	– 225
Government enterprises	– 27	– 283
Total adjustments to own-source revenue	– 502	– 508
Federal transfers	315	76
ADJUSTMENTS TO BUDGETARY REVENUE	– 187	– 432

P:             Projections.

☐           Own-source revenue

•                  Taxes

In 2009-2010, own-source revenue is adjusted downward by $502 million compared to the budget last March, including $475 million for tax revenues.

These adjustments are attributable to:

•                  a $450-million decline in revenue from personal income tax reduction and contributions to the Health Services Fund. This adjustment stems from tax payable for taxation year 2008, which was less than expected. In addition, tax receipts since the beginning of the fiscal year are showing withholdings at source that are less than forecast;

•                  a positive adjustment of $100 million to consumption taxes. Despite a negative adjustment to consumption growth, receipts are higher than forecast and reflect, in particular, more housing starts than expected;

•                  a $125-million decline in revenues from corporate taxes, mainly because corporate profits are down more than expected in 2009 and refunds early in the year are higher.

For 2010-2011, own-source revenue is down $508 million, including $225 million for taxes. This adjustment stems mainly from the following factors:

•                  revenue from personal income tax and contributions to the Health Services Fund are adjusted downward by $500 million. This adjustment is the result of the recurrence of the adjustment in 2009-2010, but also stems from less rapid growth in employment and wages than expected in 2010;

•                  revenue from consumption taxes is adjusted upward by $200 million and reflects the recurrence of the adjustment in 2009-2010;

•                  the positive adjustment of $75 million to corporate income tax is essentially attributable to the upward revision of corporate profits in 2010.

•                  Revenue from government enterprises

In 2009-2010, profits of government enterprises are adjusted downward by $27 million.

In 2010-2011, revenue from government enterprises, other than Hydro-Québec, is stable. The corporation expects its earnings to decline by $300 million as a result, in particular, of a less favourable outlook for selling prices on export markets than expected, lower aluminum prices and the appreciation of the Canadian dollar.

☐    Federal transfer revenue

Federal transfer revenue is adjusted upward by $315 million in 2009-2010 and $76 million in 2010-2011.

These adjustments stem essentially from the signature of two new agreements. The Canada-Québec Labour Market Agreement, announced April 30, 2009, results in an increase in transfer revenue of roughly $700 million over six years, i.e. $116 million per year as of 2008-2009.  Moreover, the Canada-Québec Base Fund Agreement (Building Canada) announced on May 22, 2009, will result in additional revenue of $175 million over two years, i.e. $100 million in 2009-2010 and $75 million in 2010-2011.

As well, the forecast for Québec’s equalization revenue is adjusted downward by $225 million in 2010-2011. According to the latest tax figures produced by the Canada Revenue Agency, the deterioration in Ontario’s fiscal capacity compared to the other provinces is proving more severe than expected at the time of the budget.

Since the changes made by the federal government to the equalization program in the fall of 2008, the dynamic of this federal program is that of a closed envelope: if the economic situation of a recipient province deteriorates compared with that of the other provinces, the additional equalization to which such province is entitled is automatically subtracted from the equalization paid to the other provinces.

This “zero sum game” means that the current equalization program is unable to achieve the objective written into the Constitution. In this regard, the Expert Panel on Equalization and Territorial Formula Financing set up by the federal government and chaired by Al O’Brien, indicated in its 2006 report:

[…] the concept of a fixed pool runs counter to the fundamental nature of Equalization—that it is intended to respond to changes in fiscal capacity of the provinces, rather than acting as a fixed entitlement over time. Establishing a fixed pool with a growth track divorces the Equalization program from the actual financial situation in provinces and the overall need for Equalization over time. (page 44 of the O’Brien Report)1

Since the fall of 2008, Québec has sought a return to an equalization program based on a fair formula and sound principles, so that the program can play its proper role.

5                                        Source: Achieving a National Purpose: Putting Equalization Back on Track. Expert Panel on Equalization and Territorial Formula Financing, Ottawa, 2006.

3.3.2           Expenditure adjustments

Budgetary expenditure includes program spending and debt service.

Budgetary expenditure is adjusted upward by $200 million in 2009-2010 and by $288 million in 2010-2011.

☐     Program spending

•            2009-2010

At the time of the last budget, the program spending objective was set at $59 989 million in 2009-2010, an increase of 4.5% compared to the preliminary results for 2008-2009.

In the Update on Québec’s Economic and Financial Situation, the objective for 2009-2010 is increased by $150 million, to $60 139 million, to better deal with the economic situation. This amount will fund the increase, from $1.2 billion to $2.0 billion, in the Renfort program’s envelope, which has been more successful than expected and is helping support the economy and employment.

Despite the $150-million rise in 2009-2010, the effect of the one-time items that increased spending in 2008-2009 necessarily is to reduce the rate of growth of spending in 2009-2010.

•             Consequently, forecast spending growth in 2009-2010 is adjusted from 4.5% to 2.7%, even though the amount of spending is higher than in the budget.

Accordingly, over the period from 2008-2009 to 2009-2010, average annual growth in spending will be 4.7%, a rate equivalent to the 4.6% forecast at the time of the 2009-2010 Budget.

•            2010-2011

For 2010-2011, the program spending objective is raised by $170 million, to $62 049 million. Forecast spending growth is maintained at 3.2%, a rate compatible with economic growth and taxpayers’ ability to pay.

•                  In addition to the 2009-2010 recurrence, this amount includes $20 million for additional resources for Revenu Québec so it can achieve tax recovery goals imposed by the government.

TABLE 29

Adjustments to the program spending objective since the
2009-2010 Budget

(millions of dollars)

	2008-2009	2009-2010P		2010-2011P
PROGRAM SPENDING OBJECTIVE OF THE 2009-2010 BUDGET	57 400	59 989		61 879
% change	4.7	4.5		3.2

	4.6
2008-2009 close
- Trust relating to the Îlot Voyageur and conditional grant to UQAM	265	—		—
- Expenditures relating to the recognition of various items	637	—		—
- Other adjustments	248	—		—
Subtotal	1 150	0		0
Adjustments
- Financing measures for businesses: increase in the Renfort program from $1.2 billion to $2.0 billion	—	150		150
- Additional resources to fight tax evasion and avoidance	—	—		20
Subtotal	0	150		170
Total adjustments	1 150	150		170
PROGRAM SPENDING OBJECTIVE, FALL 2009	58 550	60 139		62 049
% change	6.8	2.7	[1]	3.2

	4.7

P:        Projections.

1            Excluding the adjustments of $1 150 million made to program spending in 2008-2009 since March 19, 2009, the growth rate of program spending in 2009-2010 stands at 4.8%.

☐   Debt service of the Consolidated Revenue Fund

Compared to the forecast last March, debt service is adjusted upward by $50 million in 2009-2010 and $118 million in 2010-2011. These adjustments are attributable, in particular, to higher financial requirements stemming from higher deficits than forecast.

☐   Reduce the relative weight of spending in the economy

In the 2009-2010 Budget, the government maintained the increase in program spending in order to get through the economic slowdown. Because of the contraction in GDP, the relative weight of program spending in the economy should amount to 19.9% in 2009-2010.

In the years ahead, disciplined spending management will result in a gradual reduction of its relative weight in the economy.

•             As of 2010-2011, the share should decline by 0.1 percentage point, to 19.8%.

CHART 44

Program spending
(as a percentage of GDP)

Note: Forecasts for 2009-2010 and 2010-2011.

☐  Budgetary discipline that ranks Québec among the best

A comparison with the other provinces in Canada highlights the discipline with which Québec manages its spending. In fact, next to British Columbia, Québec is the province with the lowest growth in its program spending over the last seven years.

•             By comparison, average annual growth in program spending stands at 7.6% for the Canadian provinces as a whole, excluding Québec.

CHART 45 Average annual growth in program spending from 2003-2004 to 2009-2010 (average annual percentage)

Note: Forecasts for 2009-2010. 1 Weighted average.

☐  The government’s action in its essential missions

The government continues to invest in its essential missions, including health and education. From 2003-2004 to 2009-2010, average annual spending in health and education will rise by 6.0% and 3.7% respectively.

In all, since 2003, the government has added nearly $12.3 billion to the health and education budgets, i.e. $9.0 billion and $3.3 billion respectively.

•             On their own, these expenditures account for over 75% of the increase in program spending since 2003-2004.

CHART 46 Increase in program spending from 2003-2004 to 2009-2010 (dollars and average annual percentage growth)

Note: Forecasts for 2009-2010.

3.4       The revised financial framework

The following table shows the results for fiscal year 2008-2009 and the government’s financial projections for the current fiscal year and the next.

The real results of the public accounts for 2008-2009 show a deficit of $1.3 billion. Nonetheless, as stipulated in the budget last March, the budget is balanced for the purposes of the Balanced Budget Act by drawing from the stabilization reserve accumulated since 2006-2007.

Including all the adjustments described earlier, the budget deficits forecast for 2009-2010 and 2010-2011 are adjusted upward to $4.7 billion per year, reflecting the effect of the recession on public finances.

•                  In view of the ongoing uncertainty in the economic situation, the government is incorporating a $300-million provision for revenue shortfalls in 2009-2010 in its financial framework.

•                  As of 2010-2011, the deficit includes measures totalling $1.1 billion as part of the Plan to return to balanced budgets.

Overall, the government’s budgetary revenue should amount to $62.0 billion in 2009-2010, down 1.4% compared to 2008-2009. Of this amount, own-source revenue accounts for $46.9 billion and federal transfers, $15.1 billion. For 2010-2011, budgetary revenue is expected to reach $63.6 billion, up 2.5%.

Budgetary expenditure is expected to hit $66.3 billion in 2009-2010 and $68.8 billion in 2010-2011. Of this amount, program spending will total $60.1 billion in 2009-2010 and $62.0 billion in 2010-2011.

Lastly, debt service is expected to amount to $6.2 billion in 2009-2010 and $6.8 billion in 2010-2011.

TABLE 30

Summary of adjusted budgetary transactions — Fall 2009

(millions of dollars)

	2008-2009	2009-2010P	2010-2011P
BUDGETARY TRANSACTIONS
Own-source revenue[1]	48 893	46 869	48 619
% change	- 1.2	- 4.1	3.7
Federal transfers	14 023	15 156	14 966
% change	2.9	8.1	- 1.3
Total budgetary revenue	62 916	62 025	63 585
• % change	- 0.3	- 1.4	2.5
Program spending	- 58 550	- 60 139	- 62 049
% change	6.8	2.7	3.2
Debt service	- 6 504	- 6 154	- 6 764
% change	- 7.4	- 5.4	9.9
Total budgetary expenditure	- 65 054	- 66 293	- 68 813
• % change	5.2	1.9	3.8
Net results of consolidated entities	880	155	369
Provision for revenue shortfalls	—	- 300	—
Plan to return to balanced budgets	—	—	1 065
DEFICIT	- 1 258	- 4 413	- 3 794
BALANCED BUDGET ACT
Deposit of dedicated revenues in the Generations Fund	- 587	- 715	- 881
Stabilization reserve	1 845	433
BUDGETARY BALANCE FOR THE PURPOSES OF THE BALANCED BUDGET ACT	0	- 4 695	- 4 675
As a % of GDP	—	- 1.6	- 1.5

P:   Projections.

1    Including government enterprises.

☐  Stabilization reserve

Substantial budgetary surpluses were achieved in 2006-2007 and 2007-2008 as a result of which it was possible to accumulate $2.3 billion in the stabilization reserve. This reserve was used to keep the budget balanced in 2008-2009 for the purposes of the Balanced Budget Act.

•             The balance of the reserve, $433 million, will partially offset the budget deficit expected in 2009-2010.

TABLE 31

Stabilization reserve1

(millions of dollars)

	2006-2007	2007-2008	2008-2009	2009-2010P
Allocation	1 300	1 201	109	—
Use
- Deposit to the Generations Fund	—	- 200	- 132	—
- Maintaining a balanced budget in 2008-2009 and reducing the deficit in 2009-2010	—	—	- 1 845	- 433
Total	1 300	1 001	- 1 868	- 433
BALANCE OF THE STABILIZATION RESERVE AT THE END OF THE YEAR	1 300	2 301	433	0

P:   Projections.

1    In accordance with the provisions of Bill 40 (S.Q. 2009, c. 38), assented to on September 21, 2009, the government uses a stabilization reserve to improve its multi-year budgetary planning and enable payment of amounts to the Generations Fund.

☐  Provision for revenue shortfalls in 2009-2010

Moreover, in view of the economic situation, the financial position of all governments has changed rapidly over the past year. In the interests of prudence, the financial framework includes a $300-million provision for revenue shortfalls in 2009-2010.

3.5       Detailed results

The following tables provide detailed information on the major items that compose the government’s adjusted financial framework in relation to the revenue and the expenditure of the Consolidated Revenue Fund.

TABLE 32

Revenue of the Consolidated Revenue Fund

(millions of dollars)

	2008-2009	2009-2010P	% change	2010-2011P	% change
Own-source revenue
Own-source revenue excluding government enterprises
- Personal income tax	17 949	17 753	- 1.1	18 776	5.8
- Contributions to the Health Services Fund	5 631	5 597	- 0.6	5 788	3.4
- Corporate taxes	4 176	3 141	- 24.8	3 343	6.4
- Consumption taxes	13 403	13 284	- 0.9	13 769	3.7
- Other	2 721	2 362	- 13.2	2 413	2.2
Subtotal	43 880	42 137	- 4.0	44 089	4.6
Revenue from government enterprises	5 013	4 732	- 5.6	4 530	- 4.3
Total own-source revenue	48 893	46 869	- 4.1	48 619	3.7
Federal transfers
Equalization	8 028	8 355	4.1	8 244	- 1.3
Health transfers	3 740	4 159	11.2	4 279	2.9
Transfers for post-secondary education and other social programs	1 267	1 435	13.3	1 431	- 0.3
Other programs	988	1 207	22.2	1 012	- 16.2
Total federal transfers	14 023	15 156	8.1	14 966	- 1.3
BUDGETARY REVENUE	62 916	62 025	- 1.4	63 585	2.5

P:   Projections.

TABLE 33

Expenditure of the Consolidated Revenue Fund

(millions of dollars)

	2008-2009	2009-2010P	% change	2010-2011P	% change
Program spending	58 550	60 139	2.7	62 049	3.2
Debt service	6 504	6 154	- 5.4	6 764	9.9
BUDGETARY EXPENDITURE	65 054	66 293	1.9	68 813	3.8

P:   Projections.